FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                18 July, 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

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permitted by Regulation S-T Rule 101(b)(7)

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                             Yes              No   X

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                                    CONTENTS

1. AGM chairman's address




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  (Date Month Year)



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                           AGM chairman's address



British Airways' Annual General meeting

QE11 Conference Centre

Tuesday, July 18

Chairman's  Address


Good morning, ladies and gentlemen, and welcome to our 2006 Annual General Meeting.



I hope you enjoyed the film which highlights some of the UNICEF Change For Good projects our staff and customers support around the world in Nigeria, Mexico India and Southeast Asia. Together we have raised over GPB22 million for some very worthy causes.



It is encouraging to see so many of you here again this year. Thank you for your continued support.



It has been another eventful year for British Airways.



The transition from one Chief Executive to another is always a testing moment for any company. Especially so, when the outgoing Chief Executive has been such an unquestionable success as Rod Eddington.



Truly a hard act to follow.



So it gives me great pleasure to report to you today that Willie Walsh has settled into the role remarkably swiftly and easily. Willie used the handover months very wisely and effectively so that even though he was a newcomer to British Airways the transition, when it came, was seamless. It reflects great credit on not just Willie but the whole Leadership Team around him that this was possible.



This morning, I will take you through our financial performance and progress on strategic matters and Willie will then update you on the exciting new products and services we are developing for our customers. But first let me address you on a serious issue which you will have read and heard about in recent weeks.



British Airways recently announced it is assisting the Office of Fair Trading and the US Department of Justice with an investigation into alleged cartel activity including fuel surcharges.



Two members of staff have been asked and have agreed to take leave of absence including Martin George who is a board member. You will have noted his absence here today for this reason.

The company, the industry and the individuals have been subjected to intense public scrutiny and speculation - none of which can be commented on because this is a criminal as well as a civil investigation.



Since then we ourselves have made no further public comment because it would be inappropriate to do so. Nevertheless in the light of press speculation it may assist shareholders if I put the allegation in context.



Whilst the document requests are widely cast, the recent investigations have focused on longhaul passenger fuel surcharges and follow an earlier investigation into cargo surcharges. There is no suggestion of any breach of competition law in relation to shorthaul passenger fuel surcharges. Indeed most of our direct shorthaul competitors do not show fuel surcharges separately.



Our longhaul passenger surcharges first commenced in May 2004 and have grown in response to ever increasing fuel costs albeit that they do not recover the full cost of those increases. For the record, longhaul passenger surcharges for the year just ended amount to around 3 per cent of total turnover and in the previous year under 1 per cent of turnover.



Needless to say, we very much hope there will be a swift outcome to the investigation. In the meantime your company is fortunate to have the quality of management with the skills to ensure it is very much business as usual.



Turning to our financial performance I am pleased to report operating profits of GPB705 million, re-enforcing British Airways' position once again at the top of the airline league table for profitability.

The result gives us an operating margin of 8.3 per cent which triggered a well deserved bonus for all our staff. We remain committed to our goal of achieving a10 per cent margin by 2008.



Our top line growth was strong at 9.6 per cent - driven by our highest ever seat factors and positive yields - both going in the same direction for the first time in five years.



Total costs were up however by 8.2 per cent to GPB7.8 billion, driven primarily by fuel costs - up nearly 45 per cent - and employee costs up 5.0 per cent mainly due to increased pension costs. Over the last two years we have seen our fuel bill rise by around 80 per cent to GPB1.6 billion and this year it is expected to be GPB2.2 billion.



A particular highlight was the return of our shorthaul business to the black - albeit only just - for the first time in ten years. Willie will outline how this was achieved - a performance that silenced those critics who said it was an impossible task.



Good though these results were in the context of the aviation market - IATA forecast industry losses of $2.2 billion for 2006 - I'm afraid they give a false sense of prosperity.



They lead to reasonable questions on the part of shareholders, for example, " Where's my dividend?"



And on the part of employees in our New Airways Pension Scheme for example, "Why do I have to work longer to get my pension?"



The truth is, we as a Board are responsible for balancing all reasonable stakeholder expectations, be they customers, employees, shareholders or business partners such as suppliers. And, in our estimation, that needs an average 10 per cent operating margin to achieve.



For example, when we come to re-equip the long haul fleet - and we expect to complete the decision-making process for that sometime towards the end of next year - that will demand annual capital expenditure outlay of close to GPB1billion a year for a decade or more.



Set this cost against our after-tax profit of a little short of GPB500 million - and you can see that balancing stakeholder expectations is a real challenge.



So, are we recommending a dividend this year? No, but as the share price appreciation made British Airways one of the best performing stocks in the FTSE 100 we believe we have met shareholders' reasonable expectations. And the recognition that we should aim to restore the dividend is accepted by the Board.



Likewise with pensions. We have put forward a proposal for sharing the pain between the company and staff and if accepted the Company will make a one off payment of GPB500 million into NAPS.



We have also extended the normal retirement date in accordance with the Age Discrimination Act which will allow employees to build up pension entitlements to match their earlier expectations.



The pension deficit has to be tackled and although understandably no-one wants their pension expectation reduced, employees would find it extremely difficult to match our proposed terms if they left the airline and went elsewhere.



Consultation continues with the trade unions. In the meantime, the trustees have been looking at the NAPS funding position. They have now written to the company and are writing to the NAPS members to indicate that they accept that on-going contributions much in excess of current levels may not be sustainable and that a reduction in future benefits is likely to be required. In the coming months the company will be working with the trustees to reach agreement on this important issue.



We cannot ignore the fact that despite doubling our contributions and strong equity markets, the accounting deficit in the New Airways Pension Scheme has gone up and the actuarial deficit, expected later this year, is also likely to be worse.



Turning to broader strategic issues, aviation's equivalent of the Mousetrap continues its long run.



By this I mean the negotiations towards a new aviation treaty between the EU and the US. Seasoned industry observers amongst you know that airlines are governed by bilateral agreements which restrict them to flights in and out of their own country, preventing the globalisation of the very industry which facilitates the globalisation of others.



The result is that airlines can't expand beyond their national boundaries, competition is stifled, and passengers pay more than they need.



Since liberalization in Europe a decade ago, the EU single market in aviation has stood out as a beacon for international liberalisation. Within Europe new products and services have been introduced, fares have come down and consumers have benefited.



This is why we supported the European Commission when it was granted a mandate by the member states in 2003 to negotiate an Open Aviation Area between and within the EU and the US.



We saw this as a way of extending the benefits of the EU single market across the Atlantic and providing a template for the rest of the world. But progress over the last 12 months has again been disappointing.



Unfortunately, the Commission set itself a much less ambitious target but even that was frustrated by the US government which responded by tinkering around the edges on foreign ownership and bypassing Congress.



Our view now is that no real progress can be made until the US government takes a proper legislative proposal to Congress, as Congress itself has suggested. In the meantime the Commission will just have to hold its nerve, and not be tempted to use up all its considerable negotiating leverage on an unambitious and imbalanced first stage deal that we could be stuck with for decades.



Unlike airlines, airports are not subject to the same constraints, as we have seen with the recent takeover of British Airports Authority by Spain's construction and road tolls' group Ferrovial.



While some quipped that the Spanish armada had docked at Heathrow thus re-writing four centuries of history, we look forward to working with our new landlords.



They share our commitment to delivering excellent service at cost effective prices for consumers and airlines and we are optimistic that plans for a third runway at Heathrow will become a similar priority for them.



Encouragingly, the regulator - the Civil Aviation Authority - has reassured us that the costs and risks associated with the recent BAA takeover including any windfall payment to shareholders, will not be passed on to customers or airport users.



The CAA is currently in the middle of its review of charges at the London Airports from 2008 onwards, which will also involve the Competition Commission next year. In the five years to 2008, charges at our major Heathrow base will have risen by over 50%.



We do not believe that continued increases of this order are necessary to fund continued infrastructure investment at Heathrow, and will be submitting evidence on the cost of capital and the scope for efficiency improvements to the CAA in support of this view. British Airways and other airlines have made great strides in reducing cost and increasing efficiency in recent years, and we wish to see pressure exerted on the airport sector to deliver similar improvements.



We will also be contributing to the OFT's study into the UK airports market announced recently.



Now, before I hand over to Willie I would like to acknowledge the tremendous contribution our staff have made in delivering what is our best financial performance in nearly a decade. From the low point of summer last year they have done a fantastic job restoring confidence in our brand and rebuilding the trust of our customers. Attracting and retaining customers is after all, what keeps us in business.

ENDS

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.



Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.